[HOGAN LOVELLS US LLP LETTERHEAD]

July 15, 2016

VIA EDGAR AND OVERNIGHT MAIL

Mr. Larry Spirgel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CBS Corporation

Form 10-K for Fiscal Year Ended December 31, 2015

Filed February 16, 2016

File No. 001-09553

Dear Mr. Spirgel:

On behalf of our client, CBS Corporation (the “Company”), set forth below is the Company’s response to the comment (the “Comment”) of the staff (the “Staff”) of the Securities and Exchange Commission contained in the Staff’s letter dated July 5, 2016 concerning the Company’s Form 10-K for the fiscal year ended December 31, 2015. The Company’s response follows the Comment copied in bold from the Staff’s letter.

General

1.	We note your response to comment 1 where you indicate your intention to make disclosure pursuant to Item 403(c) of Regulation S-K in your 2017 proxy statement. However, due to the dual roles of Sumner Redstone, Shari Redstone and David Andelman as directors of CBS and trustees of the SMR Trust, your proposed disclosure should be made sooner than the 2017 proxy statement in your next quarterly report. See Item 5 to Form 10-Q.

In response to the Staff’s Comment, the Company undertakes to disclose in the Company’s next quarterly report on Form 10-Q the information proposed in the Company’s letter to the Staff dated June 30, 2016.

***

If you have any questions concerning the matters referred to in this letter, please call the undersigned at (703) 610-6189.

Very truly yours,

/s/ Kevin K. Greenslade
Kevin K. Greenslade
Partner
kevin.greenslade@hoganlovells.com

cc:	Leslie Moonves, Chairman of the Board, President and Chief Executive Officer

Joseph R. Ianniello, Chief Operating Officer

Lawrence P. Tu, Senior Executive Vice President and Chief Legal Officer

Lawrence Liding, Executive Vice President, Controller and Chief Accounting Officer

[CBS CORPORATION LETTERHEAD]

July 15, 2016

VIA EDGAR AND OVERNIGHT MAIL

Mr. Larry Spirgel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CBS Corporation

Form 10-K for Fiscal Year Ended December 31, 2015

Filed February 16, 2016

File No. 001-09553

Dear Mr. Spirgel:

In connection with responding to the comment raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated July 5, 2016, CBS Corporation (the “Company”) hereby acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information, please contact Kevin K. Greenslade of Hogan Lovells US LLP at (703) 610-6189.

Sincerely,

/s/ Lawrence P. Tu
Lawrence P. Tu
Senior Executive Vice President and Chief Legal Officer